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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                              -----------------
                              Amendment No. 2 to
                                SCHEDULE 14D-9
                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of The
                       Securities Exchange Act of 1934

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                           GERBER PRODUCTS COMPANY
                          (Name of Subject Company)

                           Gerber Products Company
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $2.50 per share
                        (Title of Class of Securities)

                                373712 9 10 8
                    (CUSIP Number of Class of Securities)

                            Stephen R. Clark, Esq.
                      Vice President and General Counsel
                               445 State Street
                           Fremont, Michigan 49413
                                (616) 928-2000
                (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement)

                               With a copy to:

                        Charles W. Mulaney, Jr., Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                            333 West Wacker Drive
                           Chicago, Illinois 60606
                                (312) 407-0700
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This Amendment No. 2, filed with regard to the Schedule 14D-9 (the "14D-9")
electronically filed with the Securities and Exchange Commission on May 27, 1994 and relating to a recommendation to stockholders with regard to the offer to purchase for cash all outstanding shares of the common stock, including the associated rights, of Gerber Products Company by SL Sub Corp. ("Purchaser"), an indirect wholly owned subsidiary of Sandoz Ltd. ("Parent"), amends and supplements the 14D-9 to satisfy the filing requirements of Section 14(d)(4) of the Securities Exchange Act of 1934, as amended, and Rule 14d-9 promulgated thereunder.

All capitalized terms used in this Amendment without definition have the meanings attributed to them in the 14D-9.

Item 8.   Additional Information to Be Furnished.

     Item 8 is hereby amended by adding the following supplemental information:

          "On August 3, 1994, Gerber Products Company announced that its board of directors declared a regular quarterly dividend on the Shares of $.215 per Share, payable September 10, 1994, to shareholders of record on August 16, 1994. Shareholders of record on the record date will not be required to withdraw Shares previously tendered to Purchaser in response to the Offer or take any other action as a result of the Offer in order to receive the dividend. A press release related to the foregoing is filed as Exhibit 8 to the 14D-9 and is incorporated herein by reference."

Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby amended by adding the following Exhibit:

     Exhibit 8 Press Release issued by Gerber Products Company dated August 3, 1994.


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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 5, 1994                        Gerber Products Company



                                             By: /s/ Stephen R. Clark
                                                 --------------------------
                                                 Stephen R. Clark
                                                 Vice President and
                                                   General Counsel
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                                EXHIBIT INDEX

Exhibit                                                     Page in Sequential
  No.                                                        Numbering System
- -------                                                     ------------------

   8               Press Release issued by Gerber
                   Products Company on August 3, 1994